Sahas Technologies LLC

3 East 3rd Street

New York, NY 10003

917-250-5870

Date: January 19th 2011

Re:

Sahas Technologies LLC

S-1 Registration

Filed 13th January 2011

File No: 333-171692

Dear Sir/Madam,

Sahas Technologies LLC ("the company"), a New York Company, hereby applies for the withdrawal of registration S-1, submitted on 13th January 2011, Accession Number: 0001509345-11-000003, File Number: 333-171692 ("the submission"), filed with the Securities and Registration Commission ("the commission"), with immediate effect.

As the submission did not contain sufficient information, although indicated 'Accepted' in equivalent Test Filing through Edgar for the commission submission, the company hereby decides to withdraw the submitted S-1 registration filing. No securities have been sold in pursuant of the registration.

If you have any questions, please contact Syamantak Saha on 917-250-5870.

Regards,

Syamantak Saha

Chief Executive Officer